FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

October 24, 2005

Item 3.	PRESS RELEASE

October 24, 2005 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. announced that it has completed the acquisition of Artesian Therapeutics, Inc., further to the letter of intent (“LOI”) announced on August 29, 2005.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp. announced that it has completed the acquisition of Artesian Therapeutics, Inc. (“Artesian”), further to the letter of intent (“LOI”) announced on August 29, 2005.

Artesian was founded in March of 2002 to discover and develop bi-functional small-molecule drugs for the treatment of cardiovascular disease, and currently has two advanced small molecule discovery programs in the area of congestive heart failure (“CHF”). Artesian’s lead program is focused on a series of dual-pharmacophore compounds designed to simultaneously inhibit the cardiac phosphodiesterase enzyme (PDE3), causing inotropic effects, while inhibiting the L-Type Calcium channel to protect against calcium overload. Artesian’s second program focuses on a novel strategy to attenuate the deleterious effects of the excessive neurohormonal activation which occurs in CHF.

Under the terms of the acquisition, payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate.

Concurrent with the closing of the acquisition of Artesian, Cardiome has closed, by way of private placement, a 1,036,098 Special Warrant financing at a price of approximately US$7.24 per Special Warrant. The Special Warrants were issued to Oxford Bioscience Partners, Artesian’s largest shareholder, for proceeds of approximately US$7.5 million. Each Special Warrant entitles the holder to acquire, without payment of any additional consideration, one common share of Cardiome. The subscription price for the Special Warrants represents a 5% premium over the five day average closing price of the common shares of Cardiome on the NASDAQ Stock Market prior to the execution of the LOI.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip
Title: Vice President, Finance and Administration
Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 24th day of October, 2005.

CARDIOME PHARMA CORP.

Per:
Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.